United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     Form 15

          CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
          SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR
       SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number:2-23416

              Boston Gas Company d/b/a KeySpan Energy Delivery New
                England (Exact name of registrant as specified in
                                  its charter)

                 52 Second Avenue, Waltham, Massachusetts 02108
                                Tel: 781-398-7300
(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)


Medium Term Notes, Series A: 8.87% Notes Due 2005; 9.68% Notes Due 2010; 8.95% Notes Due 2011, 9.00% Notes Due 2011; 8.33% Notes Due 2017; 8.33% Notes Due 2018; 8.97% Notes Due 2019; 9.75% Notes Due 2020; 9.05% Notes Due 2021 and 8.33%
Notes Due 2022

Medium Term Notes, Series B: 8.59% Notes Due 2006; 6.93% Notes Due 2014; 8.50% Notes Due 2014; 6.93% Notes Due 2016; 6.93% Notes Due 2016; 6.93% Notes Due 2019
and 6.98% Notes Due 2024

Medium Term Notes, Series C: 6.80% Notes Due 2012; 6.80% Notes Due 2013; 7.10% Notes Due 2015; 6.95% Notes Due 2023; 6.95% Notes Due 2024; 7.25% Notes Due 2025
and 7.25% Notes Due 2025

            (Title of each class of securities covered by this Form)

                                      None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)       X         Rule 12h-3(b)(1)(i)       X
         Rule 12g-4(a)(1)(ii)                Rule 12h-3(b)(1)(ii)
         Rule 12g-4(a)(2)(i)                 Rule 12h-3(b)(2(i)
         Rule 12g-4(a)(2)(ii)                Rule 12h-3(b)(2)(ii)
                                             Rule 15d-6-----

Approximate number of holders of record as of the certification notice date: 23

Pursuant to the requirements of the Securities Exchange Act of 1934 Boston Gas Company d/b/a KeySpan Energy Delivery New England has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:    September 12, 2003                          By: /s/ Joseph F. Bodanza
                                                         ---------------------
                                                         Joseph F. Bodanza
                                                         Senior Vice President

















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